EXHIBIT 99.1

Equinox Gold Reports Strong Operating Cash Flow of $321 Million in 2021, Achieves 26% Production Growth with 602,668 Ounces of Gold Sold all financial figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, Feb. 24, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2021. These results are preliminary and could change based on final audited results. Equinox Gold's 2021 audited consolidated financial statements and accompanying management's discussion and analysis for the three months and year ended December 31, 2021 will be released in mid-March.

Christian Milau, CEO of Equinox Gold, commented: "Equinox Gold's 2021 results demonstrate consistent year-on-year production and cash flow growth as the Company advances toward its target of achieving more than one million ounces of annual gold production. During 2021, our seven operating mines produced 602,110 ounces of gold and generated operating cash flow of $256 million, compared to 2020 production of 477,200 ounces of gold and $321 million in operating cash flow. We realized more than $1 billion in revenue for the year, and produced our millionth ounce of gold, both important milestones for our growing company.

"We achieved significant reserve and resource growth, adding more than three million ounces of gold reserves to our portfolio through the acquisition of Premier Gold and its Greenstone project. We also increased mineral reserves and demonstrated mine life extension at Aurizona and Castle Mountain, and drilled more than 219,000 metres across the portfolio. The next few years will be focused on delivering organic growth from our pipeline of development and expansion projects, which will collectively add more than 600,000 ounces of annual production to the Company at reduced costs."

2021 HIGHLIGHTS

Operational

•	Realized 26% production growth compared to 2020
•	Achieved 2021 guidance with total production of 602,110 ounces ("oz") of gold
•	Sold 602,668 ounces of gold at an average realized gold price of $1,791 per oz
•	Total cash costs of $1,087 per oz and all-in sustaining costs ("AISC") of $1,350 per oz(1)
•	Produced the Company's millionth ounce of gold and realized over $1 billion in revenue
•	Achieved a total recordable injury frequency rate(2) of 3.05, 17% better than 2020, with 13 lost-time injuries
•	Achieved a significant environmental incident frequency rate(2) of 0.68, 60% better than 2020
•	Continued proactive COVID-19 health and safety protocols with no production days lost due to COVID-19; supported community health with donations of supplies and support for education, medical staffing and vaccination programs

Earnings

•	Earnings from mine operations of $230.6 million
•	Net income of $556.8 million or $1.95 per share
•	Includes $85.8 million unrealized gain on change in fair value of warrants, $58.1 million unrealized gain on change in fair value of gold contracts, $186.1 million gain on reclassification of investment in Solaris Resources Inc. ("Solaris") from fair value to cost accounting, $50.3 million gain on sale of partial interest in Solaris, $45.4 million gain on sale of Pilar Mine and $81.4 million gain on acquisition of Premier Gold
•	Adjusted net income(1) of $73.8 million or $0.26 per share(1), after adjusting for the non-cash expense items noted above(3)

Financial

•	Cash flow from operations before changes in non-cash working capital of $264.1 million ($320.8 million after changes in non-cash working capital)
•	Adjusted EBITDA of $303.1 million(1)(3)
•	Expenditures of $144.7 million in sustaining capital and $238.7 million in non-sustaining capital(1)
•	Cash and cash equivalents (unrestricted) of $305.5 million at December 31, 2021
•	Net debt(1) of $235.2 million at December 31, 2021, including $139.7 million of in-the-money convertible notes

Corporate

•	Completed acquisition of Premier, increasing diversification and scale with a 50% interest in the low-cost, long-life Greenstone gold project in Canada and a 100% interest in the operating gold-silver Mercedes mine in Mexico
•	Increased Greenstone ownership interest to 60%
•	Sold ten million shares of Solaris for total cash proceeds of $66.7 million
•	Sold the Pilar Mine for $38.0 million, a 1% net smelter return royalty and 11.6 million shares of Pilar Gold Inc.
•	Invested C$51 million in i-80 Gold Corp. to maintain an approximate 25% interest on a fully diluted basis
•	Announced agreement to sell the Mercedes Mine for $100 million, a 2% net smelter return and 24.73 million shares of Bear Creek Mining Corporation ("Bear Creek")(4)

Construction, development and exploration

•	Commenced Greenstone construction in Q4 2021 with first gold pour targeted for the first half of 2024 ("H1 2024")
•	Advanced Santa Luz construction with first gold pour targeted for late Q1 2022
•	Increased Aurizona Mineral Reserves by 73% and completed a positive pre-feasibility study for an expansion that would extend the mine life to 11 years and increase annual production by concurrently mining new underground and satellite open-pit deposits with the existing open-pit mine
•	Increased Castle Mountain Mineral Reserves by 17% and completed a positive feasibility study for a Phase 2 expansion that would extend the Castle Mountain mine life to 21 years and increase gold production to more than 200,000 ounces per year
•	Commenced mining the new Guadalupe open-pit deposit and Bermejal underground deposit at Los Filos
•	Drilled 219,000 metres across the portfolio with a focus on Mineral Reserve growth and mine life extension
•	Added 3.3 million ounces of Proven and Probable Mineral Reserves through the Premier Acquisition

Responsible mining

•	Published inaugural Environmental, Social and Governance (ESG) Report
•	Published first Tailings Management Report
•	Started implementing Towards Sustainable Mining Protocols and Responsible Gold Mining Principles at all mine sites
•	Established a Social Responsibility & Human Rights Policy, conducted human rights assessments at two mine sites
•	Set and achieved short-term energy and greenhouse gas emission targets for 2021, submitted data to the Carbon Disclosure Project, commenced reporting using the Task Force on Climate-related Financial Disclosures framework

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2021

Operational

•	Total recordable injury frequency rate of 2.92 with 3 lost-time injuries
•	Produced 210,432 ounces of gold during the quarter; sold 212,255 ounces of gold at an average realized gold price of $1,792 per oz
•	Total cash costs of $1,040 per oz and AISC of $1,266 per oz

Earnings

•	Earnings from mine operations of $99.4 million
•	Net income of $110.9 million or $0.37per share
•	Includes $27.5 million unrealized gain on change in fair value of share purchase warrants, $9.4 million dilution gain on investment in associate and $8.0 million loss on disposal of plant and equipment
•	Adjusted net income of $75.6 million or $0.25 per share, after adjusting for the non-cash expense items noted above(5)

Financial

•	Cash flow from operations before changes in non-cash working capital of $122.2 million ($155.4 million after changes in non-cash working capital)
•	Adjusted EBITDA of $130.0 million(5)
•	Expenditures of $42.4 million in sustaining capital and $84.6 million in non-sustaining capital

Construction, development and exploration

•	Commenced full-scale construction at Greenstone with a construction budget on a 100% basis (of which Equinox Gold will fund 60%) of C$1.53 billion ($1.23 billion at a rate of USD:CAD 1.25), including a $177 million contingency
•	Initial capital estimate updated in October 2021 to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 impacts
•	Initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at $1,750 per oz gold price)

POST QUARTER END HIGHLIGHTS

•	Provided 2022 production and cost guidance of 625,000 to 710,000 ounces of gold at cash costs of $1,080 to $1,140 per oz and AISC of $1,330 to $1,415 per oz
•	Provided 2022 capital expenditure guidance of $682 million
•	$195 million of sustaining capital
•	$487 million of non-sustaining capital, including $27 million to complete Santa Luz construction and $326 million to advance Greenstone construction
•	$36 million of exploration expenditures, including sustaining ($6 million) and non-sustaining ($30 million) capital expenditure guidance
•	Commenced commissioning of the Santa Luz gold plant, including leach circuit, SAG mill, ball mill and secondary grinding; construction more than 95% complete and on track for first gold pour by late Q1 2022
•	Greenstone construction progressing well
•	Engineering approximately 85% complete
•	Tailings management facility ahead of schedule
•	Highway relocation underway
•	Site civil works and concrete foundation work underway
•	New Brazil Federal legislation announced February 16, 2022 changed minimum freeboard(6) guidelines for all tailings storage facilities ("TSFs"), effective immediately
•	As the result of heavy rains that began in November, the RDM TSF freeboard is currently outside of the new guidelines, requiring a temporary suspension of plant operations for an estimated two to three weeks until the water level is reduced, at which point plant operations will resume
•	Mining and stockpiling of ore will continue during the suspension of plant operations; the Company does not anticipate a material impact on production for the year
____________________________________
(1)	Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.
(3)	Primary adjustments for the year ended December 31, 2021 were $85.8 million unrealized gain on change in fair value of warrants, $58.1 million unrealized gain on change in fair value of gold contracts, $186.1 million gain on reclassification of investment in Solaris from fair value to cost accounting, $50.3 million gain on sale of partial interest in Solaris, $45.4 million gain on sale of Pilar and $81.4 million gain on acquisition of Premier Gold
(4)	The sale is expected to close around the end of Q1 2022, subject to completion of customary closing conditions and regulatory approvals
(5)	Primary adjustments for the three months ended December 31, 2021 were $27.5 million unrealized gain on change in fair value of share purchase warrants, $9.4 million dilution gain on investment in associate and $8.0 million loss on disposal of plant and equipment.
(6)	Freeboard is the height from the crest of the TSF embankment to the surface of tailings and water in the TSF.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Friday, February 25, 2022 commencing at 7:30 am Vancouver time to discuss the Company's financial and operating results for the fourth quarter and fiscal year ended December 31, 2021 and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until August 25, 2022.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

CONSOLIDATED RESULTS

Basic weighted average shares during period			284,932,357	212,487,729
Shares outstanding end of period			301,324,604	242,354,406

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021(1)	December 31, 2020(2)
Gold produced	oz	210,432	139,758	136,352	602,110	477,186
Gold sold	oz	212,255	137,144	136,418	602,668	473,309
Average realized gold price	$/oz	1,792	1,780	1,871	1,791	1,783
Cash costs per oz sold(4)	$/oz	1,040	1,109	844	1,087	847
AISC per oz sold(3)(4)	$/oz	1,266	1,327	1,086	1,350	1,025
Financial data
Revenue	M$	381.2	245.1	255.5	1,082.3	845.4
Earnings from mine operations	M$	99.4	45.7	97.7	230.6	290.2
Net income (loss)	M$	110.9	(8.1)	91.2	556.8	22.3
Earnings (loss) per share	$/share	0.37	(0.03)	0.38	1.95	0.10
Adjusted EBITDA(4)	M$	130.0	67.3	85.3	303.1	282.3
Adjusted net income(4)	M$	75.6	9.2	38.9	73.8	88.4
Adjusted EPS(4)	$/share	0.25	0.03	0.16	0.26	0.42
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	305.5	300.3	344.9	305.5	344.9
Net debt(4)	M$	235.2	244.8	200.3	235.2	200.3
Operating cash flow before changes in non-cash working capital	M$	122.2	48.3	94.0	264.1	271.0

(1)	Operational and financial results of the assets acquired as part of the Premier Acquisition are included from April 7, 2021, onward.
(2)	Operational and financial results of the assets acquired as part of the Leagold Acquisition are included from March 10, 2020, onward.
(3	Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)	Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

CONSOLIDATED 2021 RESULTS COMPARED TO 2021 FORECAST

	2021 Actuals	Guidance Range
Gold Production (oz)	602,110	560,000 - 625,000
Cash costs ($/oz)(1)	$1,087	$1,025 - $1,075
AISC ($/oz)(1)	$1,350	$1,300 - $1,375
Sustaining capital (M$)(1)	$146	$186
Non-sustaining capital ($M)(1)	$239	$251

(1) Cash costs per oz, AISC per oz, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2022 OUTLOOK

For 2022, the Company expects to achieve its fourth consecutive year of production growth with guidance of 625,000 to 710,000 ounces of gold, which is an increase of 11% compared to 2021 production (using the mid-point of 2022 guidance). Cash costs for 2022 are estimated at $1,080 to $1,140 per oz, with AISC of $1,330 to $1,415 per oz. Production and cost guidance excludes Mercedes as the previously announced sale to Bear Creek is expected to close around the end of Q1 2022, although ounces produced and capital spent prior to closing will be attributable to Equinox Gold. The Company may revise guidance during the year to reflect changes to expected results.

Production is expected to increase quarter over quarter, with 60% of gold production and more than 85% of operating cash flow anticipated in the second half of the year. As production increases, AISC is expected to decrease. Cash costs and AISC are expected to be approximately $1,210 and $1,540 per oz in H1 2022 and $1,025 and $1,295 per oz in H2 2022, respectively. The weighting of production and cash flow into the second half of the year is primarily due to Santa Luz transitioning from construction and commissioning to operations starting in Q2 2022.

Cash costs for 2022 reflect inflationary pressures across all operations, with approximately 15% cost escalation for fuel and other major consumables. AISC for 2022 includes $195 million of sustaining capital investment focused primarily on stripping campaigns at Mesquite, Aurizona and Santa Luz to open up new ore sources, and both open-pit stripping and underground development work at Los Filos that was in part delayed during 2021. The Company is also completing TSF expansions or lifts at Aurizona, RDM and Santa Luz and completing a leach pad expansion at Castle Mountain. Sustaining capital guidance includes $6 million for exploration, which is almost all capitalized.

The Company is undertaking several growth projects during 2022 including completing construction and commissioning of Santa Luz, advancing construction at Greenstone, and conducting exploration focused on mine life extension at Mesquite, Aurizona, Fazenda, Santa Luz and RDM. The Company's primary development focus for 2022 is construction at Greenstone, with Equinox Gold's 60% share of construction capital forecast at $326 million. Non-sustaining capital expenditures also include underground development at Los Filos in part carried over from 2021, a pit expansion at RDM and permitting for the Castle Mountain expansion, with total non-sustaining capital for 2022 forecast at $487 million. Non-sustaining capital guidance includes $30 million for exploration, of which approximately $19 million is expensed with the rest capitalized.

OPERATING & FINANCIAL RESULTS BY MINE

Mesquite Gold Mine, California, USA

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Ore mined and stacked on leach pad	kt	3,175	3,835	3,498	9,740	17,351
Waste mined	kt	11,679	10,807	8,487	49,863	30,782
Open pit strip ratio	w:o	3.68	2.82	2.43	5.12	1.77
Average gold grade stacked to leach pad	g/t	0.44	0.45	0.72	0.42	0.48
Gold produced	oz	66,870	23,264	33,717	137,467	141,270
Gold sold	oz	68,377	22,333	33,032	138,289	139,872
Financial data
Revenue	M$	122.8	40.1	61.5	249.0	245.9
Cash costs(1)	M$	65.7	22.1	29.5	134.7	125.8
Sustaining capital(1)	M$	3.2	8.7	10.5	46.3	24.1
Reclamation expenses	M$	1.2	0.6	0.4	2.6	2.8
Total AISC(1)	M$	70.1	31.4	40.4	183.6	152.7
AISC contribution margin(1)	M$	52.8	8.7	21.0	65.5	93.3
Non-sustaining expenditures(1)	M$	6.2	5.1	0.6	19.4	9.2
Mine free cash flow(1)	M$	46.6	3.6	20.4	46.1	84.1
Unit analysis
Realized gold price per oz sold	$/oz	1,795	1,793	1,861	1,801	1,758
Cash costs per oz sold(1)	$/oz	960	988	894	974	899
AISC per oz sold(1)	$/oz	1,023	1,402	1,225	1,327	1,091
Mining cost per tonne mined	$/t	1.53	1.53	1.57	1.47	1.42
Processing cost per tonne processed	$/t	3.75	2.86	3.36	4.32	2.81
G&A cost per tonne processed	$/t	1.43	0.96	1.19	1.61	0.85

(1)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

Mesquite production for 2022 is estimated at 120,000 to 130,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,050 to $1,100 per oz and AISC at $1,450 to $1,500 per oz. The increase in AISC compared to 2021 reflects lower gold production as well as costs associated with stripping programs.

Ore from the Brownie pit is expected to be the primary source of production during 2022. Completion of the Brownie strip campaign provided full access to oxide ore at the bottom of the Phase 1 Brownie pit, and stripping of the Brownie Phase 2 pit commenced in Q4 2021. Forecast AISC at Mesquite in 2022 includes estimated sustaining capital of $52 million related primarily to a $44 million stripping program commencing in Q1 2022 to open up a new phase of the VE pit, which is expected to be the primary source of ore in Q4 2022 and into 2023. Non-sustaining growth capital of $20 million includes $5 million for exploration with the objective of converting resources to reserves in the Brownie, VE and Rainbow pits. The Company is also permitting and planning the construction of extensions to the leach pad and expects to make $12 million in lease payments for the truck fleet.

Castle Mountain Gold Mine, California, USA

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020(1)	December 31, 2021	December 31, 2020(1)
Ore mined and stacked to leach pad	kt	987	1,331	1,197	4,710	1,197
Waste mined	kt	408	143	130	1,149	130
Open pit strip ratio	w:o	0.41	0.11	0.11	0.24	0.11
Average gold grade stacked to leach pad	g/t	0.28	0.30	0.33	0.36	0.33
Gold produced	oz	8,357	7,873	5,338	25,270	5,338
Gold sold	oz	8,947	7,378	4,862	25,671	4,862
Financial data
Revenue	M$	16.1	13.1	9.1	46.0	9.1
Cash costs(2)	M$	8.2	6.1	4.5	22.7	4.5
Sustaining capital(2)	M$	8.6	1.8	-	13.9	-
Reclamation expenses	M$	0.0	0.0	0.0	0.1	0.0
Total AISC(2)	M$	16.8	7.9	4.5	36.7	4.5
AISC contribution margin(2)	M$	(0.8)	5.2	4.6	9.3	4.6
Non-sustaining expenditures(2)	M$	2.0	0.8	7.4	7.8	51.9
Mine free cash flow(2)	M$	(2.8)	4.4	(2.8)	1.5	(47.3)
Unit analysis
Realized gold price per oz sold	$/oz	1,795	1,778	1,875	1,793	1,875
Cash costs per oz sold(2)	$/oz	918	822	921	883	921
AISC per oz sold(2)	$/oz	1,881	1,067	921	1,429	921
Mining cost per tonne mined	$/t	3.31	3.24	3.30	3.15	4.12
Processing cost per tonne processed	$/t	2.89	1.99	1.79	1.95	2.14
G&A cost per tonne processed	$/t	2.28	1.35	1.87	1.39	2.28

(1)	Castle Mountain commenced commercial production on November 21, 2020.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

Castle Mountain production for 2022 is estimated at 25,000 to 35,000 ounces of gold with cash costs of $1,150 to $1,200 per oz and AISC of $1,475 to $1,525 per oz.

Costs at Castle Mountain are expected to increase primarily as the result of the decision to crush and agglomerate ore to increase ore permeability and gold production. AISC for 2022 includes $11 million of sustaining capital, with $3 million allocated for plant modifications and $7 million for the current leach pad expansion that is expected to accommodate the entirety of Phase 1 operations.

Non-sustaining growth capital of $9 million at Castle Mountain in 2022 includes $7 million for Phase 2 permitting, optimization studies and metallurgical test work, and nearly $2 million for exploration. The Company expects to submit Phase 2 permit applications in Q1 2022.

Los Filos Gold Mine, Guerrero, Mexico

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020 (1)
Ore mined - open pit	kt	3,423	1,754	-	7,090	496
Waste mined - open pit	kt	11,036	7,871	399	38,027	7,065
Open pit strip ratio	w:o	3.22	4.49	-	5.36	14.25
Average open pit gold grade	g/t	0.77	0.85	-	0.71	0.34
Ore mined - underground	kt	162	107	0.3	519	191
Average underground gold grade	g/t	3.11	3.11	1.83	3.23	4.00
Ore re-handled for secondary leaching	kt	-	-	403	2,312	4,547
Gold produced	oz	54,733	32,837	13,615	144,096	58,453
Gold sold	oz	55,144	32,112	13,740	143,809	59,135
Financial data
Revenue	M$	98.8	57.1	26.4	257.2	105.9
Cash costs(2)	M$	72.3	48.8	14.2	226.6	57.8
Sustaining capital(2)	M$	5.3	3.1	3.2	21.5	11.2
Reclamation expenses	M$	1.4	1.0	0.1	4.0	0.4
Total AISC(2)	M$	79.0	52.9	17.5	252.1	69.4
AISC contribution margin(2)	M$	19.7	4.2	8.9	5.1	36.4
Care and maintenance	M$	-	4.8	16.7	12.6	42.1
Non-sustaining expenditures(2)	M$	10.2	18.9	3.0	59.6	16.7
Mine free cash flow(2)	M$	9.5	(19.5)	(10.8)	(67.1)	(22.4)
Unit analysis
Realized gold price per oz sold	$/oz	1,787	1,769	1,932	1,783	1,786
Cash costs per oz sold(2)	$/oz	1,311	1,520	1,035	1,575	978
AISC per oz sold(2)	$/oz	1,433	1,647	1,276	1,753	1,174
Mining cost per tonne mined - open pit	$/t	1.50	1.52	1.85	1.45	1.65
Mining cost per tonne mined - underground	$/t	82.07	84.79	168.60	86.73	68.36
Processing cost per tonne processed	$/t	6.05	8.86	n/a	7.02	5.90
G&A cost per tonne processed	$/t	1.70	2.20	n/a	1.97	1.00

(1)	Los Filos was acquired as part of the Leagold Acquisition. Operational and financial results are included from March 10, 2020, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

Los Filos production for 2022 is estimated at 160,000 to 180,000 ounces of gold. While Los Filos' costs are expected to be lower in the second half of the year, waste stripping campaigns in the Los Filos and Guadalupe open pits and underground development for Bermejal are expected to impact AISC and free cash flow for the year. Los Filos' cost guidance for 2022 is estimated at cash costs of $1,400 to $1,475 per oz with AISC of $1,625 to $1,700 per oz.

The Company continues to review the potential to construct a new carbon-in-leach plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.

Capital investments at Los Filos during 2022 are expected to focus primarily on open-pit stripping and underground development, with almost $30 million of expenditures carried over from 2021. AISC at Los Filos in 2022 includes $38 million of sustaining capital, with $13 million allocated for capitalized stripping of the Guadalupe open pit, $7 million for development of the Los Filos underground mine, $10 million for fleet refurbishment and processing equipment and $4 million for exploration.

Non-sustaining growth capital of $62 million includes $23 million for stripping of the Los Filos open pit, $24 million for Bermejal underground development and $14 million for fleet rebuilds and new equipment.

Aurizona Gold Mine, Maranhão, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Ore mined	kt	1,029	1,047	1,231	3,180	3,267
Waste mined	kt	7,727	5,077	7,301	20,442	19,901
Open pit strip ratio	w:o	7.51	4.85	5.93	6.43	6.09
Tonnes processed	kt	922	832	846	3,383	3,227
Average gold grade processed	g/t	1.51	1.42	1.59	1.35	1.41
Recovery	%	91.9	91.2	90.6	91.2	89.8
Gold produced	oz	41,258	34,583	37,438	134,961	130,237
Gold sold	oz	41,819	33,200	38,213	135,061	129,004
Financial data
Revenue	M$	75.1	59.4	71.6	242.6	229.6
Cash costs(1)	M$	31.0	26.8	23.3	105.9	92.4
Sustaining capital(1)	M$	12.3	4.7	10.6	26.7	24.4
Reclamation expenses	M$	0.3	0.3	0.5	1.3	2.7
Total AISC(1)	M$	43.6	31.8	34.4	133.9	119.5
AISC contribution margin(1)	M$	31.5	27.6	37.2	108.8	110.1
Non-sustaining expenditures(1)	M$	5.3	3.0	1.1	9.3	4.7
Mine free cash flow(1)	M$	26.2	24.6	36.1	99.5	105.4
Unit analysis
Realized gold price per oz sold	$/oz	1,797	1,790	1,874	1,796	1,780
Cash costs per oz sold(1)	$/oz	742	806	610	784	716
AISC per oz sold(1)	$/oz	1,044	957	901	991	926
Mining cost per tonne mined	$/t	2.04	1.91	1.78	2.09	1.87
Processing cost per tonne processed	$/t	9.19	12.04	8.18	9.65	8.44
G&A cost per tonne processed	$/t	4.06	4.90	4.14	4.12	4.10

(1)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

Aurizona production for 2022 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $800 to $850 per oz and AISC of $1,175 to $1,225 per oz sold. Production during 2022 is expected to come from multiple ore sources, including Piaba East and the new Boa Esperança pit, which was opened up with a small stripping campaign during 2021.

Forecast AISC at Aurizona in 2022 includes $50 million of sustaining capital allocated primarily to $19 million in capitalized waste stripping, $18 million to construct a new TSF and increase capacity of the existing TSF and $8 million for infrastructure including installation of a new pebble crusher. With fresh rock feed expected to increase to 30% in 2022, the pebble crusher is expected to help to maintain processing capacity. Non-sustaining growth capital at Aurizona of $8 million is allocated almost entirely to exploration.

The Company expects to continue to advance the Aurizona expansion during 2022, with plans to initiate permitting for an exploration portal, undertake some underground-focused exploration and continue internal studies. Development work to access the underground deposit could begin in late 2022.

Fazenda Gold Mine, Bahia, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020 (1)
Ore mined - underground	kt	283	286	302	1,177	1,014
Tonnes processed	kt	351	348	332	1,367	1,087
Average gold grade processed	g/t	1.43	1.54	1.91	1.52	1.63
Recovery	%	90.9	89.7	89.9	90.5	90.6
Gold produced	oz	14,499	15,598	18,196	60,401	51,611
Gold sold	oz	14,279	15,727	18,237	60,269	51,056
Financial data
Revenue	M$	25.6	28.0	34.0	107.9	92.4
Cash costs(2)	M$	13.8	13.9	13.3	52.7	37.6
Sustaining capital(2)	M$	4.7	3.1	2.7	14.5	4.8
Reclamation expenses	M$	1.8	0.3	0.1	2.6	0.7
Total AISC(2)	M$	20.3	17.3	16.1	69.8	43.1
AISC contribution margin(2)	M$	5.3	10.7	17.9	38.1	49.3
Non-sustaining expenditures(2)	M$	0.8	1.3	2.1	5.5	4.6
Mine free cash flow(2)	M$	4.5	9.4	15.8	32.6	44.7
Unit analysis
Realized gold price per oz sold	$/oz	1,792	1,777	1,862	1,791	1,810
Cash costs per oz sold(2)	$/oz	963	884	728	875	737
AISC per oz sold(2)	$/oz	1,419	1,098	881	1,159	844
Mining cost per tonne mined	$/t	20.35	21.86	20.84	19.95	17.60
Processing cost per tonne processed	$/t	11.34	11.44	12.66	11.25	10.86
G&A cost per tonne processed	$/t	5.17	5.19	5.59	4.97	4.57

(1)	Fazenda was acquired as part of the Leagold Acquisition. Operational and financial results are included from March 10, 2020, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

Fazenda's production for 2022 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $975 to $1,025 per oz and AISC estimated at $1,200 to $1,250 per oz.

Of the $14 million sustaining capital investment planned for 2022, $6 million is allocated for underground development, $3 million for open-pit waste stripping, $2 million for exploration to upgrade inferred Mineral Resources and $2 million for engineering, plant maintenance and equipment. Non-sustaining growth capital of $11 million includes $4 million for underground development and $3 million for exploration.

In addition, the Company has planned a significant regional exploration program in the Fazenda-Santa Luz district, a 70-km-long greenstone belt that hosts both the Fazenda and Santa Luz mines. The 2022 regional exploration program includes a $1.5 million airborne geophysical survey that will cover the entire belt and is expected to greatly aid in the development of new targets and more than 50,000 metres of drilling targeting high priority near-mine and regional targets. Of the total $9 million non-sustaining capital spend, $4 million has been budgeted to Fazenda with the remainder budgeted to Santa Luz.

RDM Gold Mine, Minas Gerais, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020 (1)
Ore mined	kt	346	682	680	1,768	1,981
Waste mined	kt	3,829	6,082	6,310	22,837	18,218
Open pit strip ratio	w:o	11.06	8.92	9.28	12.92	9.19
Tonnes processed	kt	713	755	714	2,835	2,218
Average gold grade processed	g/t	0.68	0.69	0.92	0.74	0.97
Recovery	%	87.6	86.2	86.4	86.7	85.6
Gold produced	oz	13,362	15,880	18,068	58,829	59,354
Gold sold	oz	13,424	16,140	18,263	59,074	58,723
Financial data
Revenue	M$	24.0	28.7	34.1	105.8	106.6
Cash costs(2)	M$	18.6	24.5	19.2	72.2	51.8
Sustaining capital(2)	M$	3.6	3.3	3.7	10.1	8.8
Reclamation expenses	M$	0.5	0.2	0.1	1.1	0.5
Total AISC(2)	M$	22.7	28.0	23.0	83.4	61.1
AISC contribution margin(2)	M$	1.3	0.7	11.1	22.5	45.5
Care and maintenance	M$	-	-	-	-	0.5
Non-sustaining expenditures(2)	M$	4.7	2.5	-	21.9	0.6
Mine free cash flow(2)	M$	(3.4)	(1.8)	11.1	0.6	44.4
Unit analysis
Realized gold price per oz sold	$/oz	1,789	1,779	1,857	1,791	1,805
Cash costs per oz sold(2)	$/oz	1,386	1,518	1,050	1,222	882
AISC per oz sold(2)	$/oz	1,689	1,733	1,261	1,410	1,041
Mining cost per tonne mined	$/t	2.73	2.18	1.58	2.04	1.64
Processing cost per tonne processed	$/t	10.65	10.05	9.03	10.04	8.52
G&A cost per tonne processed	$/t	3.12	2.46	2.37	2.68	1.98

(1)	RDM was acquired as part of the Leagold Acquisition. Operational and financial results are included from March 10, 2020, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

RDM production is expected to increase almost 30% compared to 2021 as the result of modifications to the pit design based on a new geotechnical model. Production for 2022 is estimated at 70,000 to 80,000 ounces of gold. Cash costs are estimated at $1,200 to $1,250 per oz and AISC is estimated at $1,350 to $1,400 per oz.

AISC at RDM in 2022 includes $11 million of sustaining capital, of which $9 million relates to increasing capacity of the TSF and installing a tailings thickener to reduce water consumption. Non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit to provide better access to the ore body. In addition, the Company has allocated $3 million for exploration to undertake the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip.

Mercedes Gold Mine, Sonora, Mexico

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	June 30, 2021(1)	December 31, 2021(1)
Ore mined - underground	kt	125	105	118	348
Tonnes processed	kt	161	109	128	398
Average gold grade processed	g/t	2.30	2.89	2.71	2.59
Recovery	%	95.4	95.7	96.2	95.8
Gold produced	oz	11,353	9,722	10,708	31,782
Gold sold	oz	10,266	10,253	10,416	30,935
Financial data
Revenue	M$	18.9	18.8	19.3	56.9
Cash costs(2)	M$	11.2	9.9	8.7	29.9
Sustaining capital(2)	M$	4.7	2.3	3.6	10.6
Reclamation expenses	M$	0.4	0.6	0.5	1.5
Total AISC(2)	M$	16.3	12.8	12.8	42.0
AISC contribution margin(2)	M$	2.6	5.8	6.5	15.0
Non-sustaining expenditures(2)	M$	0.5	0.3	0.2	0.9
Mine free cash flow(2)	M$	2.1	5.5	6.3	14.1
Unit analysis
Realized gold price per oz sold	$/oz	1,775	1,761	1,779	1,772
Cash costs per oz sold(2)	$/oz	1,091	970	839	966
AISC per oz sold(2)	$/oz	1,584	1,261	1,226	1,357
Mining cost per tonne mined - underground	$/t	33.38	38.67	34.91	35.38
Processing cost per tonne processed	$/t	18.56	21.23	20.58	19.94
G&A cost per tonne processed	$/t	14.19	17.39	14.54	15.18

(1)	Mercedes was acquired as part of the Premier Acquisition. Operational and financial results are included from April 7, 2021, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

On December 16, 2021, the Company entered into an agreement to sell Mercedes to Bear Creek (the "Transaction"). The Transaction is expected to close around the end of Q1 2022. As such, 2022 guidance does not include Mercedes, although ounces produced and capital spent prior to closing will be attributable to Equinox Gold.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited in thousands of US dollars)

	2021	2020
Assets
Current assets
Cash and cash equivalents	$305,498	$344,926
Marketable securities	240,530	3,120
Trade and other receivables	50,260	55,872
Inventories	201,622	208,290
Derivative assets	124,234	-
Prepaid expenses and other current assets	33,549	33,816
Assets held for sale	207,538	-
	1,163,231	646,024
Non-current assets
Restricted cash	20,444	2,004
Inventories	124,265	130,888
Mineral properties, plant and equipment	2,497,919	1,858,723
Investment in associate	123,858	22,287
Deferred tax assets	10,576	-
Other non-current assets	25,613	13,474
Total assets	$3,965,906	$2,673,400

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$190,116	$130,543
Current portion of loans and borrowings	26,667	13,333
Derivative liabilities	77,699	63,993
Other current liabilities	22,339	14,795
Liabilities relating to assets held for sale	85,745	-
	402,566	222,664
Non-current liabilities
Loans and borrowings	514,015	531,908
Reclamation and closure cost provisions	95,565	117,103
Derivative liabilities	7,158	90,573
Deferred tax liabilities	309,715	229,860
Other non-current liabilities	50,514	32,769
Total liabilities	1,379,533	1,224,877
Shareholders' equity
Common shares	2,006,777	1,518,042
Reserves	47,038	38,779
Accumulated other comprehensive income ("AOCI")	84,011	-
Retained earnings (deficit)	448,547	(108,298)
Total equity	2,586,373	1,448,523
Total liabilities and equity	$3,965,906	$2,673,400

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands of US dollars, except share and per share amounts)

For the years ended December 31	2021	2020(1)
Revenue	$1,082,286	$845,388
Cost of sales
Operating expense	(654,804)	(423,291)
Depreciation and depletion	(196,892)	(131,914)
	(851,696)	(555,205)
Income from mine operations	230,590	290,183
Care and maintenance expense	(15,274)	(64,995)
Exploration expense	(16,253)	(11,840)
General and administration expense	(52,590)	(40,392)
Income from operations	146,473	172,956
Finance expense	(41,551)	(39,751)
Finance income	2,816	1,819
Other income (expense)	425,841	(91,925)
Income before taxes	533,579	43,099
Income tax expense	23,266	(20,811)
Net income	$556,845	$22,288

Net income per share
Basic	$1.95	$0.10
Diluted	$1.69	$0.10
Weighted average shares outstanding
Basic	284,932,357	212,487,729
Diluted	333,734,701	218,411,971

(1)	The Company applied the amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use, in its consolidated financial statements for the annual period beginning on January 1, 2021. The amendments prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while preparing the asset for its intended use. Instead, proceeds from selling such items and the cost of producing such items shall be recognized in net income or loss. On application of the amendments, the Company reclassified $1.6 million of pre-commercial production net proceeds from mineral properties, plant and equipment as at December 31, 2020 to net income for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in operating expense and $0.3 million in depreciation and depletion.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited in thousands of US dollars)

	2021	2020
Net income	$556,845	$22,288
Other comprehensive income ("OCI")
Items that may be reclassified subsequently to net income:
Foreign currency translation	(2,273)	-
Items that will not be reclassified subsequently to net income:
Net increase in fair value of marketable securities and other
investments in equity instruments	100,144	-
Income tax expense relating to change in fair value of marketable
securities and other investments in equity instruments	(13,860)	-
Total OCI	84,011	-
Total comprehensive income	$640,856	$22,288

CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited, in thousands of US dollars)

	2021	2020(1)
Cash provided by (used in):
Operating activities
Net income for the year	$556,845	$22,288
Adjustments for:
Depreciation and depletion	198,134	152,185
Finance expense	41,551	39,751
Mark-to-market (gain) loss on derivatives	(90,643)	92,684
Settlements of derivatives	(46,308)	(35,809)
Gain on bargain purchase of Premier Gold Mines Limited	(81,432)	-
(Gain) loss on disposal of assets	(81,970)	1,679
Gain on reclassification of investment in Solaris Resources Inc	(186,067)	-
Unrealized foreign exchange gain	(2,963)	(4,818)
Share-based compensation expense	7,327	8,140
Income tax expense	(23,266)	20,811
Income taxes paid	(24,934)	(32,788)
Other	(2,152)	6,848
Operating cash flow before non-cash changes in working capital	264,122	270,971
Non-cash changes in working capital	56,656	(15,193)
	320,778	255,778
Investing activities
Expenditures on mineral properties, plant and equipment	(344,224)	(174,753)
Acquisition of Premier Gold Mines Limited	8,267	-
Investment in Greenstone Gold Mines LP	(50,905)	-
Investment in i-80 Gold Corp	(40,860)	-
Net proceeds on disposal of assets	90,478	6,500
Acquisition of Leagold Mining Corporation	-	55,252
Investment in Solaris Resources Inc	-	(12,480)
Other	(10,323)	(5,691)
	(347,567)	(131,172)
Financing activities
Draw down on Credit Facility	-	379,680
Proceeds from issuance of Convertible Notes	-	139,278
Transaction costs	-	(10,622)
Repayment of loans and borrowings	(30,983)	(546,274)
Interest paid	(22,112)	(26,536)
Lease payments	(24,309)	(6,667)
Net proceeds from issuance of shares	59,498	42,793
Proceeds from exercise of warrants and stock options	17,655	171,530
Other	(1,344)	9,483
	(1,595)	152,665
Effect of foreign exchange on cash and cash equivalents	(6,469)	(61)
(Decrease) increase in cash and cash equivalents	(34,853)	277,210
Cash and cash equivalents - beginning of year	344,926	67,716
Cash and cash equivalents - end of year	$310,073	$344,926
Cash and cash equivalents reclassified as held for sale	(4,575)	-
Cash and cash equivalents, excluding amounts classified as held for sale - end of year	$305,498	$344,926

(1)	Effective January 1, 2021, the Company made an accounting policy change to classify finance fees paid (which includes interest paid) within the consolidated statement of cash flows for the year ended December 31, 2021 as a financing activity rather than an operating activity, which more appropriately reflects the nature of these cash flows. Interest paid has been disclosed separately as a financing cash flow. Comparative figures for the year ended December 31, 2020 have been reclassified to conform with the change in accounting policy.

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$'s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Gold ounces sold	212,255	137,144	136,418	602,668	473,309
Operating expenses	$215.5	$152.7	$114.1	$654.8	$423.3
Lease payments	3.8	2.8	2.2	9.2	4.3
Non-recurring charges recognized in operating expenses (1)	(0.4)	(1.7)	-	(2.1)	-
Fair value adjustment on acquired inventories	1.8	(1.7)	(1.1)	(6.6)	(26.6)
Total cash costs	$220.7	$152.1	$115.2	$655.3	$401.0
Cash costs per gold oz sold	$1,040	$1,109	$844	$1,087	$847
Total cash costs	$220.7	$152.1	$115.2	$655.3	$401.0
Sustaining capital	42.4	26.9	31.5	144.7	76.3
Reclamation expenses	5.5	2.4	1.1	13.1	6.3
Sustaining exploration expensed	-	0.6	0.4	0.6	1.6
Total AISC	268.7	182.0	148.1	813.7	485.1
AISC per oz sold	$1,266	$1,327	$1,086	$1,350	$1,025

(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Sustaining and non-sustaining capital reconciliation

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations.

	Three months ended			Year ended
$'s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Capital additions to mineral properties, plant and equipment(1)	$135.4	$99.7	$50.8	$455.3	$179.1
Less: Non-sustaining capital at operating sites	(23.4)	(25.6)	(6.0)	(101.3)	(32.4)
Less: Non-sustaining capital at development
projects	(62.4)	(39.0)	(10.8)	(137.7)	(51.1)
Less: Capital expenditures - corporate	(0.1)	(0.2)	(0.1)	(1.0)	(0.4)
Less: Other non-cash additions(2)	(7.1)	(8.0)	(2.4)	(70.6)	(18.9)
Sustaining capital expenditures	$42.4	$26.8	$31.5	$144.7	$76.3

(1)	Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)	Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and the mineral interest recognized relating to the Pilar royalty.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$'s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Operating cash flow before non-cash changes
in working capital	$122.2	$48.3	$94.0	$264.1	$271.0
Add: Operating cash flow used by non-mine
site activity(1)	32.7	36.9	36.3	136.4	130.2
Cash flow from operating mine sites	$154.9	$85.2	$130.3	$400.5	$401.2

Mineral property, plant and equipment additions	$135.4	99.7	50.8	$455.3	179.1
Less: Capital expenditures relating to
development projects and corporate and
other non-cash additions	(69.6)	(47.3)	(13.3)	(209.4)	(70.4)
Capital expenditure from operating mine sites	65.8	52.4	37.5	245.9	108.7
Lease payments related to non-sustaining
capital items	3.5	4.1	-	13.7	-
Non-sustaining exploration expensed	3.0	2.1	1.2	9.9	3.8
Total mine site free cash flow	$82.7	$26.6	$91.6	$131.0	$288.7

(1)	Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

EBITDA, adjusted EBITDA and AISC contribution margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and AISC contribution margin to evaluate the Company's performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. AISC contribution margin is defined as revenue less AISC.

Previously, adjusted EBITDA was calculated excluding the Company's share of net income or loss on investment in associate as an adjusting item. The Company has adjusted for its share of net income or loss on investment in associate in the current period as this item is not considered representative of core operating performance. The comparative periods have been adjusted to confirm with the current methodology and are different from those previously reported.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Year ended
$'s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue	$381.2	$245.1	$255.5	$1,082.3	$845.4
Less: AISC	(268.7)	(182.0)	(148.1)	(813.7)	(485.1)
AISC contribution margin	$112.6	$63.1	$107.4	$268.6	$360.2

EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$'s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net income (loss) before tax	$86.7	(11.3)	67.2	$533.6	43.1
Depreciation and depletion	66.7	47.2	43.8	198.1	132.6
Finance expense	10.3	10.7	8.6	41.6	39.8
Finance income	(1.1)	(1.1)	(0.6)	(2.8)	(1.8)
EBITDA	$162.7	$45.5	$119.1	$770.4	$213.6
Non-cash share-based compensation expense	0.8	1.6	1.4	6.1	6.8
Unrealized (gain) loss on change in fair value of warrants	(27.5)	(1.0)	(17.5)	(85.8)	29.9
Unrealized (gain) loss on gold contracts	(4.3)	(11.0)	(11.2)	(58.1)	12.9
Unrealized (gain) loss on foreign exchange contracts	(1.7)	8.9	(11.1)	(0.4)	14.1
Unrealized foreign exchange (gain) loss	(10.8)	3.8	1.3	(5.9)	(12.1)
Non-recurring charges recognized in operating expense(1)	0.4	1.7	-	2.1	-
Transaction costs	0.5	-	3.2	2.4	5.8
Other expense (income)(2)	9.9	17.9	-	(327.7)	11.3
Adjusted EBITDA	$130.0	$67.3	$85.3	$303.1	$282.3

(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)	Other expense for the three months ended December 31, 2021 includes $8.0 million loss on disposal of mineral properties, plant and equipment, $6.0 million expected credit loss and $9.4 million dilution gain on investment in associate. Other income for the year ended December 31, 2021 includes $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, $50.3 million gain on sale of Solaris shares, $45.4 million gain on sale of Pilar, $81.4 million bargain purchase gain on Premier Acquisition, $9.4 million dilution gain on investment in associate, $12.4 million loss on disposal of mineral properties, plant and equipment and $7.0 million expected credit loss.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Previously, adjusted net income was calculated excluding the Company's share of net income or loss on investment in associate as an adjusting item. The Company has adjusted for its share of net income or loss on investment in associate in the current period as this item is not considered representative of core operating performance. The comparative periods have been adjusted to confirm with the current methodology and are different from those previously reported.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$'s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Basic weighted average shares outstanding	300,790,672	300,513,742	242,118,375	284,932,357	212,487,729
Diluted weighted average shares outstanding	348,996,674	300,513,742	290,888,147	333,734,701	218,411,971
Net income (loss) attributable to Equinox Gold shareholders	$110.9	$(8.1)	$91.2	$556.8	$22.3
Add (deduct):
Non-cash share-based compensation expense	0.8	1.6	1.4	6.1	6.8
Unrealized (gain) loss on change in fair value of warrants	(27.5)	(1.0)	(17.5)	(85.8)	29.9
Unrealized (gain) loss on gold contracts	(4.3)	(11.0)	(11.2)	(58.1)	12.9
Unrealized loss (gain) on foreign exchange contracts	(1.7)	8.9	(11.1)	(0.4)	14.1
Unrealized foreign exchange loss (gain)	(10.8)	3.8	1.3	(5.9)	(12.1)
Non-recurring charges recognized in operating expense(1)	0.4	1.7	-	2.1	-
Transaction costs	0.5	-	3.2	2.4	5.8
Other expense (income)(2)	9.9	17.9	-	(327.7)	11.3
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(2.7)	(4.5)	(18.5)	(15.8)	(2.5)
Adjusted net income	$75.6	$9.2	$38.9	$73.8	$88.4
Adjusted income per share - basic ($/share)	$0.25	$0.03	$0.16	$0.26	$0.42
Adjusted income per share - diluted ($/share)	$0.22	$0.03	$0.13	$0.22	$0.40

(1)	Non-recurring charges recognized in operating expense relates to an impairment charge on replacement parts at Mesquite.
(2)	Other expense for the three months ended December 31, 2021 includes $8.0 million loss on disposal of mineral properties, plant and equipment, $6.0 million expected credit loss and $9.4 million dilution gain on investment in associate. Other income for the year ended December 31, 2021 includes $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, $50.3 million gain on sale of Solaris shares, $45.4 million gain on sale of Pilar, $81.4 million bargain purchase gain on Premier Acquisition, $12.4 million loss on disposal of mineral properties, $9.4 million dilution gain on investment in associate plant and equipment and $7.0 million expected credit loss.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31, 2021	September 30, 2021	December 31, 2020
Current portion of loans and borrowings	$26.7	$26.7	$13.3
Non-current portion of loans and borrowings	514.0	518.4	531.9
Total debt	540.7	545.1	545.2
Less: Cash and cash equivalents (unrestricted)	(305.5)	(300.3)	(344.9)
Net debt	$235.2	$244.8	$200.3

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is the Qualified Person under National Instrument 43-101 for this Equinox Gold press release and has reviewed and approved the technical information in this document.

Non-IFRS Measures

This news release refers to cash costs, mine cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, AISC contribution margin, adjusted EBITDA, adjusted net income, adjusted earnings per share, net debt, mine-site free cash flow and sustaining and non-sustaining capital expenditures, all of which are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of this news release and in the Company's Management's Discussion and Analysis for the period ended September 30,2021, for a more detailed discussion of these non-IFRS measures and their calculation.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with National Instrument 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company's ability to successfully advance its growth and development projects, including the construction of Santa Luz and Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the expectations for the Company's investments in Solaris, i-80 Gold and Pilar Gold; completion of the sale of the Mercedes mine; the Company's production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words "believe", "will", "advancing", "strategy", "plans", "budget", "anticipated", "expected", "estimated", "on track", "target", "objective" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction of Santa Luz and Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris Resources and its ability to successfully advance its projects; the exercise of the Solaris Resources warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold to meet one or more of its commitments to the Company and those factors identified in the section titled "Risks Related to the Business" in the Company's Annual Information Form dated March 24, 2021, for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-reports-strong-operating-cash-flow-of-321-million-in-2021 - achieves-26-production-growth-with-602-668-ounces-of-gold-sold-301490356.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2022/24/c5626.html

%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 22:49e 24-FEB-22